SECURITIE

V   **11020687**

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2010__ AND ENDING __December 31, 2010__

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokerage America LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 North Meramec

(No. and Street)

Clayton	Missouri	63015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Payuk ... 314-889-1085

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.

(Name – if individual, state last, first, middle name)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Judith A. Payuk__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Brokerage America LLC__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

INDEPENDENT AUDITORS' REPORT

To the Members
First Brokerage America LLC
Clayton, Missouri

We have audited the accompanying statements of financial condition of First Brokerage America LLC (the "Company") as of December 31, 2010 and 2009, and the related statement of income, changes in members' equity, and cash flows for the year ended December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Brokerage America LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 15, 2011

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND AN INDEPENDENT FIRM ASSOCIATED WITH THE NORTH AMERICAN REGION OF MOORE STEPHENS INTERNATIONAL LIMITED KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

FIRST BROKERAGE AMERICA LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 1,173,452	$ 1,097,818
Investment securities	71,190	59,460
Accounts receivable, less allowance for doubtful accounts of $3,000 at December 31, 2010 and 2009	168,215	212,443
Property and equipment, net of accumulated depreciation of $129,721 and $139,527 at December 31, 2010 and 2009, respectively	7,757	16,874
Other assets	34,767	28,575
Total assets	$ 1,455,381	$ 1,415,170
LIABILITIES		
Accounts payable and accrued expenses	$ 516,023	$ 387,486
MEMBERS' EQUITY		
Members' capital	176,000	176,000
Retained earnings	748,718	848,774
Accumulated other comprehensive income	14,640	2,910
Total members' equity	939,358	1,027,684
Total liabilities and members' equity	$ 1,455,381	$ 1,415,170

The accompanying notes are an integral part of the financial statements.

FIRST BROKERAGE AMERICA LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenues:
Concession and fee income:

Gross concession and fee income	$ 4,973,132
Less: commissions	1,675,223
Net concession and fee income	3,297,909
Interest income	489
Other income	35,633
Total revenues	3,334,031

Expenses:

Salaries and employee benefits	1,397,815
Trade clearing and execution fees	192,582
Rent	357,752
Travel and entertainment	164,403
Professional fees	46,903
Registration fees	39,358
Depreciation	9,267
Licensing	33,376
Insurance	32,519
Office equipment	28,677
Other	99,435
Total expenses	2,402,087
Net income	$ 931,944

The accompanying notes are an integral part of the financial statements.

FIRST BROKERAGE AMERICA LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
Balance at December 31, 2009	$ 176,000	$ 848,774	$ 2,910	$ 1,027,684
Net income	—	931,944	—	931,944
Unrealized gains on investment securities	—	—	11,730	11,730
Total comprehensive income				943,674
Distributions to Members	—	(1,032,000)	—	(1,032,000)
Balance at December 31, 2010	$ 176,000	$ 748,718	$ 14,640	$ 939,358

The accompanying notes are an integral part of the financial statements.

FIRST BROKERAGE AMERICA LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 931,944
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	9,267
Decrease in accounts receivable and other assets	38,036
Increase in accounts payable and accrued expenses	128,537
Net cash provided by operating activities	1,107,784
Cash flows from investing activities:	
Purchases of property and equipment, net	(150)
Net cash used in investing activities	(150)
Cash flows from financing activities:	
Distributions to Members	(1,032,000)
Net cash used in financing activities	(1,032,000)
Net increase in cash and cash equivalents	75,634
Cash and cash equivalents, beginning of year	1,097,818
Cash and cash equivalents, end of year	$ 1,173,452
Supplemental disclosure of cash flow information:	
Noncash investing and financing activities:	
Unrealized gains on available-for-sale investment securities	$ 11,730

The accompanying notes are an integral part of the financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. First Brokerage America LLC (the Company) was created on February 27, 1997 and began operations on February 25, 1998. During 1997, the Members contributed $176,000 to the Company. The Company is owned equally by three Members. The Company is a registered broker-dealer and does not carry customer accounts or perform custodian functions relating to customer securities. The Company also brokers personal and commercial insurance products and services.

The Company is affiliated with First Banks, Inc. (First Banks) through common ownership. The Company currently operates in certain premises of First Banks' subsidiary financial institution, First Bank, throughout California, Florida, Illinois and Missouri.

Basis of Presentation. The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with GAAP. Actual results could differ from those estimates. Certain reclassifications of 2009 amounts have been made to conform to the 2010 presentation.

In connection with the preparation of the financial statements, the Company has evaluated subsequent events after the balance sheet date of December 31, 2010 through February 15, 2011, the date on which the financial statements were issued.

Cash and Cash Equivalents. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with two major domestic financial institutions. At times, bank deposits may be in excess of federally insured limits.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that remain outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. During the year ended December 31, 2010, there were no changes in the valuation allowance.

Concession and Fee Income. Concession and fee income and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Comprehensive Income. Accounting principles generally accepted in the United States of America normally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Investment Securities. Investment securities are stated at fair value. Unrealized gains or losses resulting from adjusting available-for-sale investment securities to fair value are reported as accumulated other comprehensive income or loss in a separate component of the equity section of the balance sheet.

Property and Equipment. Property and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments are charged to the property and equipment accounts.

Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from one to seven years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the property and equipment accounts and gains or losses resulting therefrom are included in the statement of income.

Income Taxes. Income taxes have not been provided in the financial statements since First Brokerage America LLC is treated as a partnership for income tax purposes and therefore the Members of the Company are responsible for their individual tax payments.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings, and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2007, 2008 and 2009.

(2) INVESTMENT SECURITIES

The Company owned 3,000 shares of common stock of The Nasdaq Stock Market, Inc. (NASDAQ) at December 31, 2010 and 2009.

(3) FAIR VALUE DISCLOSURES

In accordance with ASC Topic 820, *Fair Value Measurements and Disclosures,* financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. The three input levels are as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical instruments in active markets.

Level 2 Inputs – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following describes valuation methodologies used to measure different assets and liabilities at fair value.

Cash and cash equivalents. Cash and cash equivalents, including an investment in a money market fund, are recorded at fair value on a recurring basis. At December 31, 2010, cash and cash equivalents were $1,173,452, in aggregate, of which $792,422 represented an investment in a money market fund. At December 31, 2009, cash and cash equivalents were $1,097,818, in aggregate, of which $954,665 represented an investment in a money market fund. Cash and cash equivalents included in Level 1 are valued using quoted market prices.

Available-for-sale investment securities – equity securities. Available-for-sale investment securities are recorded at fair value on a recurring basis. Available-for-sale investment securities included in Level 1 are valued using quoted market prices.

Nonqualified deferred compensation plan. The Company's nonqualified deferred compensation plan is recorded at fair value on a recurring basis. The unfunded plan allows participants to hypothetically invest in various specified investment options such as equity funds, international stock funds, capital appreciation funds, money market funds, bond funds, mid-cap value funds and growth funds. The nonqualified deferred compensation plan liability is valued based on quoted market prices of the underlying investments. The Company classifies its nonqualified deferred compensation plan liability as Level 1.

Assets measured at fair value on a recurring basis as of December 31, 2010 are reflected in the following table:

	Fair Value Measurements December 31, 2010			
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and cash equivalents	$ 1,173,452	—	—	$1,173,452
Available-for-sale investment securities	71,190	—	—	71,190
Total	$ 1,244,642	—	—	$1,244,642
Liabilities:				
Nonqualified deferred compensation plan	$ 182,523	—	—	$ 182,523

Assets measured at fair value on a recurring basis as of December 31, 2009 are reflected in the following table:

	Fair Value Measurements December 31, 2009			
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash and cash equivalents	$ 1,097,818	—	—	$1,097,818
Available-for-sale investment securities	59,460	—	—	59,460
Total	$ 1,157,278	—	—	$1,157,278
Liabilities:				
Nonqualified deferred compensation plan	$ 173,788	—	—	$ 173,788

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2010	2009
Furniture and equipment	$ 118,885	$ 137,808
Automobiles	18,593	18,593
	137,478	156,401
Less: accumulated depreciation	(129,721)	(139,527)
	$ 7,757	$ 16,874

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934. Under the provision, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2010, the Company had Net Capital of $748,858, which exceeded the required minimum Net Capital requirement of $50,000 by $698,858, and the ratio of aggregate indebtedness to Net Capital was 69%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC.

(6) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $50,000. This amount is included in cash and cash equivalents in the accompanying statements of financial condition.

(7) EMPLOYEE BENEFITS

Substantially all of the Company's employees can elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the Trust Department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation not to exceed $16,500 for 2010. The Company did not make any contributions to the plan during the year ended December 31, 2010.

The Company offers an unfunded non-qualified deferred compensation plan to select management and highly compensated individuals meeting various requirements. The plan is exempt from the participation, vesting, funding, and fiduciary requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants can contribute from 1% to 25% of salary plus up to 100% of bonuses on a pre-tax basis. There were no participant contributions made to the plan during the year ended December 31, 2010.

(8)   RELATED PARTY TRANSACTIONS

The Company has entered into a brokerage service agreement with First Bank, an indirect wholly-owned subsidiary of First Banks, whereby the Company pays a rental fee on a monthly basis for occupancy of certain First Bank premises from which brokerage business is conducted. The monthly rental fee is calculated as 15% of the preceding month's gross revenue generated from packaged securities and fixed and variable annuities effective July 1, 2010. Prior to July 1, 2010, the monthly rental fee was calculated as 5% of the preceding month's gross revenue generated from packaged securities and fixed and variable annuities. The rental fee was $342,776 for the year ended December 31, 2010. Accrued rent expense due to First Bank at December 31, 2010 and 2009 totaled $41,988 and $10,808, respectively, and is included in accounts payable and accrued expenses in the accompanying statements of financial condition.

The Company has entered into an affiliate lease agreement with First Bank, whereby the Company pays a rental fee on a monthly basis for occupancy of approximately 832 square feet located in a building owned by First Bank. Total rent expense incurred by the Company under the lease obligation was $14,976 for the year ended December 31, 2010.

The Company pays First Bank for certain internal audit services performed by First Bank's internal audit department. Total professional fees incurred by the Company related to these services were $18,750 for the year ended December 31, 2010. Accrued professional fees due to First Bank at December 31, 2010 and 2009 totaled $18,750 and zero, respectively, and are included in accounts payable and accrued expenses in the accompanying statements of financial condition.

(9)   CLEARING BROKER-DEALER DEPOSITS

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer. As designated by the terms of the agreement, the account shall at all times contain cash, qualified securities, or a combination of both, having a market value of at least $50,000. This amount is included in cash and cash equivalents in the accompanying statements of financial condition.

(10)   LITIGATION

In the ordinary course of business, the Company becomes involved in legal proceedings. Management believes the ultimate resolution of these proceedings is not reasonably likely to have a material adverse effect on the financial condition or results of operations of the Company.

Supplemental Schedule

FIRST BROKERAGE AMERICA LLC

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total Members' Equity (from Statements of Financial Condition)	$	939,358
Deductions and/or charges: Non-allowable assets: Excess cash, accounts receivable, property and equipment, and other assets		(163,973)
Net capital before haircuts on securities positions		775,385
Haircuts on securities positions		(26,527)
Net capital	$	748,858

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	516,023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement	$	50,000
Excess net capital		698,858
Excess net capital at 1000%		688,858
Percentage of aggregate indebtedness to net capital		69%

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by First Brokerage America LLC and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2010.

Supplemental Report


SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

To the Members
First Brokerage America LLC
Clayton, Missouri

In planning and performing our audit of the financial statements of First Brokerage America LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 15, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control over financial reporting and control activities for safeguarding securities that we consider to be a material weakness, as defined above, as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 15, 2011

13